(212) 318-6054

vadimavdeychik@paulhastings.com

July 11, 2019

Mr. David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock Fund, Inc. (the “Company”)

File Numbers: 333-230894

Dear Mr. Orlic:

This letter responds to oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Vadim Avdeychik with respect to the amended registration statement on Form S-4 for the Company, filed on June 21, 2019, with the Commission.

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

1.	On page five of the amended registration statement, please revise the language to note that shareholders will own shares of the Company having the same value as previously owned in the Fund. Global comment.

Response: The requested change has been made.

2.	Please explain what is meant by “holding period” phrase which is found on page ten of the amended registration statement.

Response: The Company respectfully submits that the use of the term “holding period” refers to an aspect of the tax attributes of the shares that a shareholder receives in the Reorganization in that the length of time that a shareholder will be considered to have held the New Comstock shares he/she receives in the Reorganization (i.e., his/her holding period for the shares) will be determined by including the shareholder’s holding period in the Fund shares. For example, if a shareholder has a holding period of five years in Fund shares immediately prior to the Reorganization, then that holding period will be attributed to the New Comstock shares received by such shareholder in the Reorganization.

3.	Pursuant to Rule 14a-4(b)(1) under the Securities Exchange Act of 1934, as amended, please include the required disclosure in bold-face type.

Response: The Company respectfully submits that the proxy card will include the required disclosure.

4.	We note that the Delaware Charter for the Company appears to provide for a classified board. If so, please refer to Corporation Finance’s Proxy Rules and Schedule 14A, Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) and IM Guidance 2014-02, Unbundling of Proxy Proposals-Investment Company Charter Amendments, publicly available on the Commission website.

Response: The Company respectfully submits that the Company will not have a classified board and the applicable organizational documents will reflect the same.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc:	Sally Samuel, Esq., Brach Chief

William J. Kotapish, Esq., Assistant Director

Francis J. Conroy

Agnes Mullady

Michael R. Rosella